SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               FreeShop.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    356873109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

CUSIP No.                             13G                      Page 2 of 5 Pages
356873109


--------------------------------------------------------------------------------

1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Timothy C. Choate
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization
      United States
--------------------------------------------------------------------------------
                5     Sole Voting Power
 NUMBER OF            1,845,121
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               1,845,121
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person
      1,845,121
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9
      11.88%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No.                             13G                      Page 3 of 5 Pages
356873109
--------------------------------------------------------------------------------



Item 1  (a).  Name of Issuer:
                  FreeShop.com, Inc.

Item 1  (b).  Address of Issuer's Principal Executive Offices:
                  95 S. Jackson Street, Suite 300
                  Seattle, Washington  98104

Item 2  (a).  Name of Person Filing:
                  Timothy C. Choate

Item 2  (b).  Address of Principal Business Office or, if None, Residence:
                  95 S. Jackson Street, Suite 300
                  Seattle, Washington  98104

Item 2  (c).  Citizenship:
                  United States

Item 2  (d).  Title of Class of Securities:
                  Common Stock

Item 2  (e).  CUSIP Number:
                   356873109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under Section 15 of the Act;

          (b)  |_| Bank as defined in Section 3(a)(6) of the Act;

          (c)  |_| Insurance company as defined in Section 3(a)(19) of the Act;

          (d)  |_|  Investment   company  registered  under  Section  8  of  the
               Investment Company Act of 1940;

          (e)  |_|   An   investment    adviser   in   accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or contact person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.                             13G                      Page 4 of 5 Pages
356873109
--------------------------------------------------------------------------------



Item 4.   Ownership

          (a) Amount beneficially owned:
                      1,845,121

          (b) Percent of class:
                      11.88 %

          (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote
                        1,845,121 shares of common stock which includes 12,000 shares held in trust for Mr. Choate's children where Mr. Choate serves as trustee

              (ii)   Shared power to vote or to direct the vote
                        0

             (iii)   Sole power to dispose or to direct the disposition of
                        1,845,121 shares of common stock which includes 12,000 shares held in trust for Mr. Choate's children where Mr. Choate serves as trustee

              (iv)   Shared power to dispose or to direct the disposition of
                        0

Item 5.   Ownership of Five Percent or Less of a Class

               If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
          Control Person
               Not applicable

Item 8.   Identification and Classification of Members of the Group
               Not applicable

Item 9.   Notice of Dissolution of Group
               Not applicable

Item 10.  Certifications
               Not applicable

CUSIP No.                             13G                      Page 5 of 5 Pages
356873109
--------------------------------------------------------------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Timothy C. Choate
                                       -------------------------------------
                                       Timothy C. Choate
                                       Date: February 11, 2000